UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Commission File Number: 000-29922

TOMBSTONE EXPLORATION CORPORATION

(Translation of registrant's name into English)

1515 Red Top Rd.

P.O. Box 1280
Tombstone, AZ 85638

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒   Form 20-F   ☐   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

TOMBSTONE EXPLORATION CORPORATION

On August 6, 2008, the Company issued 2,000,000 units (each a “Unit”) to a foreign entity through a private placement of the Company’s common stock at $0.20 per Unit for total gross proceeds of $400,000. Each Unit consists of one share of common stock of the Company and one-half of one share purchase warrant, with each whole warrant entitling the holder to purchase one additional share of common stock of the Company at $0.40 per warrant share for a period of three years. The Company believes that the issuances are exempt from registration under Regulation S promulgated under the Securities Act of 1933, as amended (the "Act"), as such securities were issued to the individuals/entities through an offshore transaction which was negotiated and consummated outside of the United States.

The foregoing summary is qualified in its entirety by any and all Agreements and all Appendices thereto referenced herein, and should be read in conjunction with the copies of such documents filed or incorporated by reference in this report as exhibits.

Exhibit No.	Description
10.1	Private Placement Subscription Agreement
10.2	Stock Purchase Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tombstone Exploration Corporation
(Registrant)

Date: September 12, 2008	By:	/s/ Alan M. Brown
Alan M. Brown
	Title:	President